777 South Figueroa Street
Los Angeles, California  90017

Eva H. Davis To Call Writer Directly: (213) 680-8508 eva.davis@kirkland.com	(213) 680-8400 www.kirkland.com	Facsimile: (213) 680-8500

October 8, 2009

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Morris
Tom Jones

Re:	GT Solar International, Inc.
Registration Statement on Form S-3
(SEC File No. 333-161300)

Ladies and Gentlemen:

This letter is being furnished on behalf of GT Solar International, Inc. (the “Company”) in response to comments contained in the letter dated October 6, 2009 from Daniel Morris of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Hoil Kim, Vice President, General Counsel and Secretary of the Company, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-161300) (the “Registration Statement”) that was filed with the Commission on August 12, 2009.

The text of the Staff’s comment has been included in this letter in italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter.  The Company’s response is as follows:

Selling Stockholder, page 23

1.                                       We note your response to prior comment 2 that GT Solar Holdings, LLC “may be” an affiliate of a broker-dealer.  Please clarify whether GT Solar Holdings is an affiliate of a broker-dealer.  A selling stockholder who is an affiliate of a broker-dealer must be

Chicago	Hong Kong	London	Munich	New York	Palo Alto	San Francisco	Washington, D.C.

identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•                  The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•                  At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

GT Solar Holdings, LLC is an affiliate of a broker-dealer.  The Company intends to include the following requested disclosure on page 24 of the prospectus in connection with filing Amendment No. 1 to the Registration Statement.

The selling stockholder GT Solar Holdings, LLC was formed on November 23, 2005.  OCM/GFI Power Opportunities Fund II, L.P., or the “Main Fund,” and OCM/GFI Power Opportunities Fund II (Cayman), L.P. or, the “Cayman Fund”, are together the managing member of the selling stockholder and own a significant portion of the outstanding shares of the selling stockholder.  The Main Fund and the Cayman Fund are private investment funds and act as fiduciaries to their respective investors.  These funds are in the business of investing in, holding and then selling positions in energy-related portfolio companies.  These funds formed the selling stockholder for the purpose of effecting the Acquisition and acquiring the shares of GT Equipment Technologies, Inc. (now known as GT Solar Incorporated) in the ordinary course of business.

In connection with the Acquisition, GT Solar Incorporated, the selling stockholder, the Main Fund, the Cayman Fund and the other shareholders of the selling stockholder entered into a registration rights agreement, dated December 30, 2005, which was later amended to give effect to the reorganization merger described below.  As described more fully below, pursuant to the amended and restated registration rights agreement, the holders of a majority of the shares issued to the Main Fund in respect of its shareholdings in the selling stockholder, have the right, on either a certain number or an unlimited number of occasions depending on the form of registration statement to be used, to demand that we register shares of our common stock under the Securities Act, subject to certain limitations.  Except for our obligation to register the selling stockholder’s shares on a registration statement, at the time of the Acquisition, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the selling stockholder’s shares.

*              *              *              *              *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (213) 680-8508.

Sincerely,

/s/ EVA H. DAVIS

Eva H. Davis

cc:  Mr. Hoil Kim, General Counsel, GT Solar International, Inc.